

January 30, 2013

Via Email
J. Mike Stice
Chief Executive Officer
Access Midstream Partners, L.P.
900 NW 63rd St.
Oklahoma City, OK 73118

> **Re: Access Midstream Partners, L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the quarter ended September 30, 2012**
> **Filed November 7, 2012**
> **Form 8-K filed December 12, 2012**
> **File No. 001-34831**

Dear Mr. Stice:

We have reviewed your response dated January 15, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Liquidity and Capital Resources, page 67

Capital Requirements, page 70

1. We note your response to comment 2 from our letter dated December 28, 2012. If you present a similar measure in future filings, please also disclose the specific key assumptions used in creating the projected adjusted EBITDA in a manner that provides a

framework for analysis of the projection and demonstrates that there is a reasonable basis for projecting this specific level of adjusted EBITDA. This would generally involve a narrative explanation of the underlying reasons behind any projected variances in the dollar amount of the components of adjusted EBITDA for the forecasted period as compared to the most recent historical period, such as the underlying factors that are expected to contribute to the change in revenues or the change in expenses. Please refer to Item 10(b)(3) of Regulation S-K.

Financial Statements and Supplementary Data, page 75

Note 2. Summary of Significant Accounting Policies, page 85

Equity Method Investments, page 87

2. We note your response to comment 3 from our letter dated December 28, 2012. We understand that you are not responsible for the accounting by Appalachia Midstream or Chesapeake prior to your acquisition of Appalachia Midstream. However, you have filed financial statements for Appalachia Midstream in a Form 8-K on February 14, 2012 for which you are responsible. In those financial statements, Appalachia Midstream accounts for its 47 percent interest in these gas gathering systems under the proportionate consolidation method. You obtained an audit of those financial statements from PricewaterhouseCoopers (PwC), and PwC's audit report as seen in that Form 8-K is addressed to you. Since PwC is also your auditor, you and PwC should have discussed how PwC was able to render an unqualified opinion on the financial statements of Appalachia Midstream along with any change in accounting that you made following your acquisition. Please explain how the proportionate consolidation accounting seen in your Form 8-K complies with ASC 810-10-45-14 and ASC 932-810-45-1, or tell us if you believe that accounting was in error.

Form 10-Q for the quarter ended September 30, 2012

Financial Statements, page 1

Note 4. Long-Term Debt, page 8

3. We note your response to comment 6 from our letter dated December 28, 2012. Your response indicates that you qualify for the exceptions provided in Rule 3-10(b) and (f) of Regulation S-X to providing financial statements for the co-issuer and every guarantor. However, your disclosures do not indicate this because you disclose that each of these subsidiaries is wholly owned. Please note that "wholly owned" and "100% owned" have different definitions under Regulation S-X; see Rule 1-02(aa) and Rule 3-10(h)(1) of Regulation S-X. If true, please confirm our assumption that the co-issuer and each guarantor subsidiary are 100% owned, and revise your disclosure to state this.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

<u>Liquidity and Capital Resources, page 29</u>

<u>Capital Requirements, page 32</u>

4. We note your response to comment 7 from our letter dated December 28, 2012. Based on your response, it appears that your contributions to and distributions from your Investment in Unconsolidated Affiliates may be presented as a net amount on your Statement of Cash Flows. If so, please explain to us why you presented these items on a net basis instead of on a gross basis within your Statement of Cash Flows.

5. You indicate that the capital expenditures quantified in your disclosure include both your capital expenditures and those of your equity method investee. As such, the subtotal that you are currently disclosing appears to be a non-GAAP number. If you continue to disclose the capital expenditures of your equity method investee, please separately quantify the investee's capital expenditures from your own capital expenditures, and clarify for your investors how your investee's capital expenditures affect your liquidity and capital resources.

<u>Form 8-K filed December 12, 2012</u>

<u>Exhibit 99.3</u>

<u>Notes to Unaudited Pro forma Combined Condensed Financial Statements, page 7</u>

<u>2. Pro Forma Adjustments, page 7</u>

<u>General</u>

6. We note that you filed these pro forma financial statements prior to closing the acquisition of CMO and prior to closing the sales of debt and equity that funded this acquisition. Please tell us whether any of these disclosures need to be updated to reflect the capital raising and acquisition transactions that actually occurred. If so, please amend your Form 8-K to provide updated pro forma financial statements.

<u>(b), page 7</u>

7. We note that you have recorded adjustments to the acquired balance sheet for certain CMO assets that were not included in the acquisition. Please explain to us in greater detail which of CMO's assets were not included in the acquisition, and tell us where you disclosed this to your investors. If you have not disclosed this matter in more detail to your investors, please explain why not. Since you indicate that you acquired 100% of the

issued and outstanding equity of CMO, we believe explaining why that did not result in your acquisition of all of CMO's assets is important information for your investors.

 (d), page 7

8. We note that you have recorded adjustments to the acquired balance sheet to reflect the preliminary valuation of gathering systems, customer relationship with CHK intangible asset and net working capital. Please show us your preliminary purchase price allocation for this transaction.

 (f), page 7

9. It appears that you partially funded this acquisition by selling $460 million of common units, $350 million of convertible Class B Units, and $350 million of subordinated Class C Units. Please tell us why you describe these equity instruments simply as "common units" within this footnote. Also tell us how you considered classifying the convertible Class B Units and subordinated Class C Units outside of common units on the face of your balance sheet.

 (k), page 7

10. We note that you eliminate certain interest expense to reflect debt that was not acquired in the acquisition of CMO. Please tell us what debt was not acquired in the acquisition and tell us why this debt does not appear in the "CMO" column of the pro forma balance sheet.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief